                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No 1 )

                    American Strategic Income Portfolio, Inc.
                                   ( ASP )
- -----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
- -----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  030098107
- -----------------------------------------------------------------------------
                                (CUSIP Number)

                              Paul E. Rasmussen
                             4600 Norwest Center
                           90 South Seventh Street
                         Minneapolis,  MN  55402-4130
- -----------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  November 8, 1999
- -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ x ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 030098107
- -----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829

     See Exhibit 1 for schedule of affiliated entities.
- -----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]

- -----------------------------------------------------------------------------
3    SEC USE ONLY

- -----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
- -----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

- -----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
- -----------------------------------------------------------------------------
                    7.    SOLE VOTING POWER

   NUMBER OF              843,704 Shares
   SHARES           ----------------  -----------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   843,704 Shares
                    -----------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     843,704 Shares
- -----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]

- -----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.87%
- -----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See instructions)

     IA
- -----------------------------------------------------------------------------

ITEM 1   Security and Issuer

         Common Stock
         American Strategic Income Portfolio, Inc.
         601 Second Avenue South
         Minneapolis,  MN 55402

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc. ("SIA")
            Eugene C. Sit, Chairman, CEO, and Chief Investment Officer
            Peter Lewis Mitchelson, President, Senior Investment Officer, and
                                    Director
            Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Roger Jerome Sit, Executive VP - Research & Investment Mgt.
            Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
            Norman Bud Grossman, Director

         b) Incorporated in the State of Minnesota
            4600 Norwest Center, 90 South Seventh Street, Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or SIA has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or SIA has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc have investment discretion.

ITEM 4   Purpose of Transaction

         Shares of the Issuer have been acquired over a period of time beginning March 11, 1996 in the ordinary course of business as an investment manager for investment purposes.

         Sit Investment Associates, Inc. ("SIA") and its subsidiary, Sit Investment Fixed Income Advisers, Inc. ("SIFIA"), have determined that it is in the best interests of certain of their clients to pursue with the Issuer changes in the Issuer's practices that, if adopted, would provide a limited opportunity to shareholders of the Issuer to redeem their shares at net asset value. The shares have been trading at a significant discount to net asset value during the past several years.

         SIA sent a letter to the management of the Issuer dated January 28, 1998 proposing changes to the Issuers practices (the letter was attached as an exhibit to Schedule 13D filed on February 28, 1998).

         On March 18, 1998 the management of the Issuer announced that it intended to recommend to the Issuer's board of directors that the board authorize new discretionary repurchase offers during December 1999 and December 2001. In addition, the management proposed that the fund adopt an open-market repurchase program.

         On November 23, 1998 the Issuer filed an exemptive order application with the Securities and Exchange Commission seeking relief witch would permit the Issuer to make conditional periodic repurchase offers outside the terms of Rule 23c-3 of the Investment Company act of 1940, as amended. The exemptive order request was rejected by the SEC on February 18, 1999.

         SIA and SIFIA seek only to obtain the adoption of policies regarding share repurchases. SIA and SIFIA otherwise do not seek to influence or control the Issuer.

         SIA and SIFIA will continue to acquire shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives discussed above.

ITEM 5   Interest in Securities of the Issuer

         a) As of October 31, 1999, Sit Investment Associates, Inc.
            ("SIA") and its affiliates own 843,704 shares which represents 17.87% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                      Shares       Percentage
        ----------------                          ---------       ---------
        SIA (client accounts) 				830,605	 17.59%
        Sit Bond Fund                                  12,599       0.27%
        Sit Balanced Fund                                 500       0.01%
                                                     --------     -------
        Total Owned by SIA and Affiliated Entities    843,704      17.87%

         b) SIA has the sole power to vote and dispose of all of such shares

         c) Shares have been acquired since March 11, 1996 as previously reported. Transactions (all open market transactions) effected since June 5, 1999 ranged in price from $11.188 to 11.813.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         E) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Sit Investment Associates, Inc. or its affiliates has entered into investment management agreements with each of its clients pursuant to which Sit Investment Associates, Inc. or its affiliate has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by Sit Investment Associates, Inc. and affiliates.

ITEM 7   Materials to be Filed as Exhibits

         Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


------------------
November 8, 1999

Sit Investment Associates, Inc.

By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1


The Reporting Person.
Sit Investment Associates, Inc. ("SIA") is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

SIA has four subsidiaries, each of which are registered Investment Advisers:
        Sit Investment Fixed Income Advisers ("SIFIA")
        Sit/Kim International Investment Associates, Inc. ("SKI")
        Sit Fixed Income Advisors II, LLC
        Sit/Kim International Investment Associates II, LLC

SIA is the Investment Advisor for thirteen mutual funds (the "Funds") which are comprised of six registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following thirteen mutual funds.

    1)  Sit Mid Cap Growth Fund, Inc.
    2)  Sit Large Cap Growth Fund, Inc.
    3)  Sit U.S. Government Securities Fund, Inc.
    4)  Sit Money Market Fund, Inc.
    Sit Mutual Funds, Inc.
        5)   Sit International Growth Fund (series A)
        6)   Sit Balanced Fund (series B)
        7)   Sit Developing Markets Growth Fund (series C)
        8)   Sit Small Cap Growth fund (series D)
        9)   Sit Science and Technology Growth Fund (Series E)
        10)  Sit Regional Growth Fund (Series F)
    Sit Mutual Funds II, Inc.
        11)  Sit Tax-Free Income Fund (series A)
        12)  Sit Minnesota Tax-Free Income Fund (series B)
        13)  Sit Bond Fund (series C)

Out of the affiliated entities indicated above, only SIA (client accounts), SIFIA (client accounts), Sit Bond Fund, Inc. and Sit Balanced Fund beneficially owned shares of the American Strategic Income Portfolio
Inc. common stock as of October 31, 1999.